Exhibit 99.2

ASM International N.V.

ASM International N.V. Buys Back USD 48 million of Convertible Notes

ALMERE, The Netherlands – December 12, 2008 – ASM International (Nasdaq: ASMI and Euronext Amsterdam: ASM) announced today that it has completed the buyback of USD 48 million nominal amount of its 5 1/4% Convertible Subordinated Notes due 2010 for a total consideration of approximately € 30 million. The buyback has been funded by the remaining € 13 million of the 2008 cash dividend received from its subsidiary, ASM Pacific Technology, Ltd. (ASMPT), and expected future ASMPT cash dividends.

By spending € 30 million equal to USD 38 million to retire USD 48 million of these debentures, ASMI lowered its Front-end net debt position by € 8 million, decreased interest charges, and reduced the potential share dilution related to conversion of these notes. The buyback decreased the total amount of 2010 debentures outstanding from USD 69 million at the end of September 2008 to USD 21 million.

With this buyback, ASMI completes its commitment to use the 2008 ASMPT dividend stream, as was the case in 2007, to increase shareholder value. In 2006, ASMI announced a flexible program over at least the three year-period, 2007-2009, to use these cash dividends from ASMPT for one or more of four options: the reduction of outstanding convertible debt, repurchase of common shares, cash dividends to shareholders, and/or purchase of a limited number of ASMPT shares.

Because the notes were bought at a discount to the nominal amount, the current buyback will incur a one-time gain of € 8 million to the fourth quarter income statement.

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven

Chief Financial Officer

+31 (0)8810 08540

Naud.van.der.ven@asm.com

Erik Kamerbeek

Investor Relations

+31 (0)8810 08500

Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus

Investor Relations

+1 212-986-2900

MaryJo.Dieckhaus@asm.com